UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number: 1-14303
AMERICAN AXLE & MANUFACTURING, INC. PERSONAL SAVINGS PLAN
FOR HOURLY-RATE ASSOCIATES
(Full title of the plan)
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive, Detroit, MI 48211-1198
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)
(313) 758-2000
(Registrant’s telephone number,
including area code)

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008	4

SUPPLEMENTAL SCHEDULE:

Schedule H, Item 4i — Schedule of Assets Held for Investment Purposes	15

EXHIBITS:

Exhibit 23 — Consent of George Johnson & Company, Independent Registered Public Accounting Firm	18
EX-23

AMERICAN AXLE &
MANUFACTURING,
INC. PERSONAL
SAVINGS PLAN FOR
HOURLY-RATE
ASSOCIATES
FINANCIAL STATEMENTS
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 26, 2009
To the Participants and Plan Administrator
American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates
Detroit, Michigan
We have audited the accompanying statements of net assets available for benefits of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2, effective January 1, 2008, the Plan has adopted the fair value measurement and disclosure provisions contained in Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.”
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GEORGE JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

1

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Participant-directed investments:
Investments, at fair value (Notes 2 and 3):
Investments in registered investment companies	$98,428,949	$214,809,213
Common stock — American Axle & Manufacturing Holdings, Inc.	3,731,094	4,125,176
Collective trust fund	29,680,759	36,068,038
Participant loans receivable	14,820,168	19,677,664

Total Investments	146,660,970	274,680,091

Receivables:
Participant contributions	—	463,334
Employer contributions	320,850	—
Receivable from broker for securities sold	18,107	—

Total Receivables	338,957	463,334

Total Assets	146,999,927	275,143,425

LIABILITIES:
Excess contributions refundable	265,699	—

Net Assets Reflecting All Investments at Fair Value	146,734,228	275,143,425

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	1,204,456	273,455

NET ASSETS AVAILABLE FOR BENEFITS	$147,938,684	$275,416,880

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

Participant-
Directed
Investments

ADDITIONS:
Participant contributions	$6,527,811
Employer contributions	342,703

Total Contributions	6,870,514

Interest income on participant loans	573,502
Dividends	11,402,148

Total Additions	18,846,164

DEDUCTIONS:
Benefits paid to participants	69,032,483
Administrative expenses	28,387
Net depreciation in fair value of investments (Note 3)	77,111,317
Transfer of assets to American Axle & Manufacturing, Inc. Salaried Savings Plan	152,173

Total Deductions	146,324,360

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(127,478,196)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	275,416,880

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$147,938,684

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

General — The following description of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete details of the Plan’s provisions. Copies of the summary plan description are available from the human resource department of American Axle & Manufacturing, Inc. (the “Company”).

The Plan, established March 1, 1994, is a defined contribution plan covering substantially all U.S. employees of the Company and employees of the Company’s U.S. subsidiaries who are members of the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (“UAW”), the International Association of Machinists and Aerospace Workers (“IAM”) and other non-union employees. The collective bargaining agreements which cover the above employees expire in various years beginning in 2008 through 2012. The Company may amend, modify, suspend, or terminate the Plan to the extent not precluded by the applicable agreements. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions — The Plan provides for each participant to contribute from 1% to 40% of his or her eligible earnings. Participant contributions may be made on a pre-tax or after-tax basis. In 2007, eligible associates of Colfor Manufacturing, Inc. received a Company match of 25% of associates’ contributions up to 6% of eligible salary. Participants over age 50 were eligible to contribute an additional $5,000 in each of the 2007 and 2008 calendar years as a catch-up contribution. Certain limitations exist as defined in the Plan agreement as to maximum contribution amounts. Additionally, participants may transfer funds into the Plan from other qualified plans. Employee participation is voluntary.

Effective January 1, 2009, UAW associates with less than 20 years of service, other than associates at the Three Rivers facility, will receive a Company match of 25% of associates’ contributions up to 6% of eligible salary. These associates will also receive an additional retirement contribution of 5% of eligible salary. Also effective January 1, 2009, associates at the Three Rivers facility will receive a Company contribution of 5% of gross wages paid for all hours an associate works.

Vesting — Each participant is fully vested in the assets credited to his or her account, and no portion of such account shall be subject to forfeiture.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Investment Options — Participants may direct investments to be split among any of the investment fund options available.

Participant Loans — The Plan allows participants to borrow against their account balances with repayment through payroll deductions. Loans may range from a minimum of $1,000 to a maximum of $50,000 or 50% of the participant’s vested account balance, whichever is less.

Hardship Withdrawals — The Plan provides for early withdrawal of savings in the event of a participant’s financial hardship. A financial hardship is considered to be those amounts necessary to prevent an eviction from, or mortgage foreclosure on, the participant’s principal residence, extraordinary medical expenses for one or more members of the participant’s immediate family not covered by insurance, post-secondary tuition for one or more members of the participant’s immediate family, or the purchase or construction of a principal place of residence. A financial hardship exists only when funds are not reasonably available from the participant’s other sources, and the amount withdrawn must not exceed the amount needed in the situation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General — The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Changes in Accounting Principles — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This statement, which became effective January 1, 2008, defines “fair value,” establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosure requirements regarding fair value measurements. The Plan adopted the requirements of SFAS No. 157 as of January 1, 2008 without a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” This statement permits measurement of financial instruments and certain other items at fair value. The Plan adopted this statement effective January 1, 2008 and has not elected the permitted fair value measurement provisions of this statement.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Changes in Accounting Principles (continued) — In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis to fiscal years beginning after November 15, 2008. The Plan does not have any nonfinancial assets or nonfinancial liabilities.

Valuation of Investments — The Plan’s investments are stated at fair value. The shares of registered investment companies and common stock, as well as the units of collective trust funds, are valued at quoted market prices that represent the asset value of the shares or units held by the Plan at year-end. The fair value of participant loans receivable approximates their cost.

Under FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined contribution plan, including collective trust funds holding investment contracts, are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the collective trust fund holding investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Fair Value Measurements — The Plan uses fair value measurements in the preparation of its financial statements, which utilize various inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued) — SFAS No. 157 establishes a framework for measuring fair value, which includes a hierarchy based on the quality of inputs used to measure fair value, and provides specific disclosure requirements based on the hierarchy. SFAS No. 157 requires the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The various levels of the SFAS No. 157 fair value hierarchy are described as follows:
•	Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access

•	Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

•	Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement
SFAS No. 157 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in various securities, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

3.	INVESTMENTS

The fair value of individual investments that exceed five percent of the Plan’s net assets available for benefits is as follows as of December 31, 2008 and 2007:

	2008		2007
	Number		Number
	of Shares	Fair	of Shares	Fair
	or Units	Value	or Units	Value
Fidelity Low-Priced Stock Fund	1,369,454.053	$31,661,778	1,847,623.359	$75,992,749
Fidelity Managed Income Portfolio II Fund	30,885,215.250	29,680,759	36,341,492.670	36,068,038
Spartan U.S. Equity Index Fund	726,059.073	23,161,284	987,628.119	51,257,899
Participant loans receivable	n/a	14,820,168	n/a	19,677,664
Fidelity Diversified International Fund	494,788.014	10,642,890	756,828.978	30,197,476
PIMCO Total Return Institutional Class Fund	1,045,164.525	10,597,968	1,013,723.223	10,836,701
Fidelity Freedom 2020 Fund	699,483.517	7,029,809	972,884.712	15,381,307
The Plan’s investment in the Fidelity Managed Income Portfolio II Fund includes wrapper contracts with a fair value of $27,557 and $0 as of December 31, 2008 and 2007, respectively.
For the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock — American Axle & Manufacturing Holdings, Inc.	$(5,279,008)
Investments in registered investment companies	(71,832,309)

Net Depreciation in Value	$(77,111,317)

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

3.	INVESTMENTS (CONTINUED)

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31, 2008, and the Plan’s investments as of December 31, 2007, are summarized as follows:

	2008			Totals
	Fair Value Measurements
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	2008	2007

ASSETS:
Investments, at fair value:
Investments in registered investment companies	$98,428,949	$—	$—	$98,428,949	$214,809,213
Common stock — American Axle & Manufacturing Holdings, Inc.	3,731,094			3,731,094	4,125,176
Collective trust fund		29,680,759		29,680,759	36,068,038
Participant loans receivable			14,820,168	14,820,168	19,677,664

Total Investments at Fair Value	102,160,043	29,680,759	14,820,168	146,660,970	274,680,091

Adjustment from fair value to contract value for fully benefit-responsive investment contracts		1,204,456		1,204,456	273,455

	$102,160,043	$30,885,215	$14,820,168	$147,865,426	$274,953,546

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

3.	INVESTMENTS (CONTINUED)

As of December 31, 2008 and 2007, the Plan held the following investments with various parties-in-interest:

	2008	2007

Registered investment companies managed by Fidelity Management Trust Company (“Fidelity”)	$82,704,724	$192,532,853
Collective trust fund managed by Fidelity (at contract value)	30,885,215	36,341,493
Common stock — American Axle & Manufacturing Holdings, Inc.	3,731,094	4,125,176
Participant loans receivable	14,820,168	19,677,664

	$132,141,201	$252,677,186

The fair value reconciliation of the Plan’s Level 3 assets that are measured at fair value on a recurring basis for the year ended December 31, 2008 is as follows:

Participant
Loans
Receivable
CHANGES IN LEVEL 3 ASSETS:
Purchases, issuances, and settlements	$(4,857,496)

DECREASE IN LEVEL 3 ASSETS	(4,857,496)

BALANCE, JANUARY 1, 2008	19,677,664

BALANCE, DECEMBER 31, 2008	$14,820,168

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan, subject to the provisions of ERISA and any applicable agreements. In the event of Plan termination, each participant would have a nonforfeitable right to his or her total account balance as of the date of termination.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain investments held by the Plan as of December 31, 2008 and 2007 are managed by Fidelity, the trustee and custodian of the Plan. Such investments fall within the investment guidelines of the Plan and are considered parties-in-interest. See Note 3 for investments held by the Plan with various parties-in-interest.

6.	INCOME TAX STATUS

The Plan obtained its latest determination letter on July 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits, financial statements	$147,985,401	$275,416,880
Less: Adjustment to reflect fully benefit-responsive investment contracts at fair value	(1,204,456)	(273,455)

Net Assets Available for Benefits, Form 5500	$146,780,945	$275,143,425

The collective trust fund, which holds fully benefit-responsive investment contracts, is adjusted to contract value in the accompanying financial statements. Such investments are required to be reported at fair value on Form 5500.

The following amounts recorded on the 2008 Form 5500 are not recorded on the 2008 financial statements:
Net investment loss from common and collective trusts	$(931,001)

8.	NEW ACCOUNTING PRONOUNCEMENTS

The FASB has issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 applies to the Plan’s financial statements for the year ending December 31, 2009. The Plan’s management does not anticipate the implementation of this interpretation to have any impact on the Plan’s financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

9.	SUBSEQUENT EVENT

Effective May 1, 2009, the American Axle Stock Fund was frozen to new contributions and exchanges into the fund. Following the freeze, on May 22, 2009, participants in the American Axle Stock Fund were provided notice that the stock fund will be discontinued and removed as an investment option under the Plan beginning June 22, 2009. As of June 24, 2009, all interest in the American Axle Stock Fund was liquidated to be transferred to the fund(s) designated by each participant or to the Fidelity Freedom Fund® Lifecycle investment option.

SUPPLEMENTAL SCHEDULE

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
 (Federal Employer Identification Number: 38-3138388; Plan Number: 004)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Form 5500, Schedule H, Item 4i)
DECEMBER 31, 2008

		Description of Investment
		(Including Maturity Date,
Party-in-	Identity of Issue, Borrower,	Rate of Interest, Collateral,			Current
Interest	Lessor, or Similar Party	and Par or Maturity Value)	Cost		Value

	Registered Investment Companies:
	Managed by Fidelity Management Trust Company:
*	Fidelity Low-Priced Stock Fund	1,369,454.053 shares	(a	)	$31,661,778
*	Fidelity Diversified International Fund	494,788.014 shares	(a	)	10,642,890
*	Fidelity Freedom Income Fund	160,238.053 shares	(a	)	1,531,876
*	Fidelity Freedom 2000 Fund	18,754.537 shares	(a	)	188,483
*	Fidelity Freedom 2010 Fund	168,426.993 shares	(a	)	1,744,904
*	Fidelity Freedom 2020 Fund	699,483.517 shares	(a	)	7,029,809
*	Fidelity Freedom 2030 Fund	407,508.308 shares	(a	)	3,977,281
*	Fidelity Freedom 2040 Fund	227,403.767 shares	(a	)	1,271,187
*	Fidelity Freedom 2005 Fund	16,038.624 shares	(a	)	134,564
*	Fidelity Freedom 2015 Fund	105,846.335 shares	(a	)	906,045
*	Fidelity Freedom 2025 Fund	16,681.771 shares	(a	)	137,291
*	Fidelity Freedom 2035 Fund	17,330.476 shares	(a	)	139,164
*	Fidelity Freedom 2045 Fund	13,859.353 shares	(a	)	91,195
*	Fidelity Freedom 2050 Fund	13,463.381 shares	(a	)	86,973
*	Spartan U.S. Equity Index Fund	726,059.073 shares	(a	)	23,161,284

					82,704,724

	Other:
	PIMCO Total Return Institutional Class Fund	1,045,164.525 shares	(a	)	10,597,968
	PIMCO High Yield Institutional Class Fund	323,019.462 shares	(a	)	2,161,000
	First American Mid Cap Growth Opportunity Y Fund	18,155.219 shares	(a	)	426,103
	American Funds Growth Fund of America R5 Fund	35,626.431 shares	(a	)	728,204
	Fifth Third Disciplined Large Cap Value Fund I	32,814.224 shares	(a	)	262,842
	Domini Social Equity R Fund	71,843.805 shares	(a	)	450,461
	Munder Small Cap Value Y Class Fund	39,684.160 shares	(a	)	485,734
	American Beacon Small Cap Value Institutional Class Fund	51,989.184 shares	(a	)	611,913

					98,428,949

	Common Stock:
	American Axle & Manufacturing
*	Holdings, Inc.	1,291,035.983 shares	(a	)	3,731,094

	Collective Trust Fund:
*	Fidelity Managed Income Portfolio
	II Fund (including wrapper contracts)	30,885,215.250 units	(a	)	29,680,759

	Participant Loans Receivable:
*	Plan participants	Loans receivable; interest rates ranged from 5.00% to 7.75% during 2008	$-0-		14,820,168

					$146,660,970

(a)	— These are participant-directed investments; therefore, the cost is not required to be reported.
     There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2008.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR
HOURLY-RATE ASSOCIATES
June 26, 2009

/s/ Michael K. Simonte
Michael K. Simonte
Group Vice President — Finance & Chief Financial Officer American Axle & Manufacturing Holdings, Inc.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

EXHIBITS:

Exhibit No.	Description	Method of Furnishing	Page
23	Consent of George Johnson & Company, Independent Registered Public Accounting Firm	Furnished with this Report	18